

April 26, 2012

<u>Via E-mail</u>
Gerald L. Hassell
Chairman, President and Chief Executive Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

    Re: The Bank of New York Mellon Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed February 28, 2012
            File No. 000-52710

Dear Mr. Hassell:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 1A. Risk Factors, page 21
Reputational, Legal and Regulatory Risk…, page 23

1.   We note the investigations and lawsuits related to your foreign currency exchange practices and the amount of media attention given to this matter. We also note that the State of Ohio is no longer employing you to provide international custodial services for the international assets of its public pension funds. Please expand your risk factor disclosure to describe the effects the investigations and lawsuits have had on your

business practices, results of operations and customer relations. If you expect to see any trends going forward in this area, please describe them.

If our information systems experience a disruption or breach in security…, page 32

2.   We note that you disclose that you may be vulnerable to breaches, hacker attacks, unauthorized access and misuse, computer viruses and other cybersecurity risks and events. Please tell us whether you have experienced any breaches, hacker attacks, unauthorized access and misuse, computer viruses and other cybersecurity risks and events in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Definitive Proxy Statement on Schedule 14A
Item 11. Executive Compensation
Total Targeted Compensation, page 48

3.   Please describe how the HRC Committee considered the bulleted factors identified on page 48 in setting the 2011 compensation targets and the impact each of the factors had on the targeted compensation levels selected by the HRC Committee.

Annual Cash Incentives, page 49

4.   We note your disclosure on page 50 that "the results measured by the risk scorecard may result in the elimination of the full amount of the bonus to be paid under the corporate component" and similar disclosure elsewhere in the proxy statement. Please describe, with specificity and detail, what factors the risk scorecard measures in order to determine whether to make any adjustments to your named executive officers' annual cash incentives. In addition, describe what results and objectives measured by the risk scorecard may lead to the lowering or elimination of the corporate and/or individual bonus components.

5.   Describe the results of the HRC Committee's review of the risk scorecard.

Additional Refinements to our Compensation Program for 2012, page 61

6.   Please provide greater detail as to the reasons behind the change increase in 2012 where any bonuses for 2012 are expected to be paid in 75% cash and 25% in deferred restricted stock.

Gerald L. Hassell
The Bank of New York Mellon
April 26, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or Michael Seaman, Special Counsel at (202) 551-3366 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director